

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 3, 2008

Via Mail and Fax

Elyse Douglas
Executive Vice President and Chief Financial Officer
  and Treasurer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

> **RE: Hertz Global Holdings, Inc.,**
> **The Hertz Corporation**
> **Form 10-Q for the Period Ended March 31, 2008**
> **File Numbers: 001-06075, 001-07541**

Dear Ms. Douglas:

We have reviewed your correspondence dated May 21, 2008 and have the following comments. Where indicated, we believe you should revise future filings in response to certain of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Hertz Global Holdings, Inc.

Form 10-Q for the Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 6
Note 10 – Segment Information, page 19

1. We believe that "other reconciling items" relative to "adjusted pre-tax income (loss)" should be presented as an adjustment in reconciling the sum of the segments' "adjusted pre-tax income (loss)" to consolidated "loss before income taxes and minority interest." In your current presentation, you are arriving at a consolidated amount for "adjusted pre-tax income (loss)" that is not relevant to your reportable segments. Furthermore, as "adjusted pre-tax income (loss)" of the segments is a

subset of consolidated "loss before income taxes and minority interest," we believe it is preferable to reconcile from the sum of the segments' "adjusted pre-tax income (loss)" to consolidated "loss before income taxes and minority interest," and not the other way around as currently presented. Please revise your presentation accordingly.

Note 14 – Fair Value Measurements, page 23

2. Pursuant to paragraph 36.a of FAS 157, as amended by paragraph 11 of FSP FAS 157-2, delayed application of FAS 157 is permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). However, your disclosure implies that you have delayed the application of FAS 157 for all of your nonfinancial assets and nonfinancial liabilities, whether recognized or disclosed at fair value on a recurring or nonrecurring basis. In this regard, please represent to us and clarify your disclosure in your next Form 10-Q that you have applied FAS 157 to all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis. If this is not the case, please identify and quantify, based on amounts at which reported on March 31, 2008, for us the recurring nonfinancial assets and nonfinancial liabilities for which you have not applied FAS 157, and give us your reasoning why you did not apply FAS 157 to these items. Additionally, in your next Form 10-Q and thereafter until FAS 157 has been applied to all assets and liabilities within its scope, disclose each major category of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis for which you have not applied the provisions of FAS 157, pursuant to paragraph 12.b of FSP FAS 157-2. Provide us with a copy of your intended disclosures.

Derivative Instruments and Hedging Activities, page 24

3. Please explain to us where the total change in the fair value of the liability for the HVF Swaps between March 31, 2008 and December 31, 2007 ($144.7 million and $50.2 million, respectively) of $94.5 million is reported in your financial statements. It appears that $55.7 million of the change was recorded in accumulated other comprehensive income as the effective portion of the cash flow hedge, and that $2.3 million of the change was charged to earnings in the quarter ended March 31, 2008 as the ineffective portion of the hedge.

The Hertz Corporation

4. Please conform the relevant disclosures in the corresponding filings of The Hertz Corporation to the comments indicated above for Hertz Global Holdings, Inc., as appropriate.

Other

5. In connection with responding to our comments, please provide, in writing, a
    statement acknowledging that:
    · you are responsible for the adequacy and accuracy of the disclosures in your
      filings;
    · staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and
    · you may not assert staff comments as a defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

    You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380
with any questions. You may also contact me at 202-551-3816.

                                              Sincerely,

                                              Joseph Foti
                                              Senior Assistant Chief
                                              Accountant